EXHIBIT 12.2



                    DEFINITIONS OF SELECTED FINANCIAL RATIOS



CURRENT RATIO

        Current assets divided by current liabilities.

RETURN ON AVERAGE STOCKHOLDERS' EQUITY

        Net   income   divided   by  average   stockholders'   equity.   Average
        stockholders' equity is computed using the average of the monthly stockholders' equity balances.

RETURN ON AVERAGE CAPITAL EMPLOYED

        Net income plus minority interest plus after-tax interest expense divided by average capital employed. Capital employed consists of stockholders' equity, total debt and minority interest. Average capital employed is computed on a four-quarter average basis.

TOTAL DEBT TO TOTAL BORROWED AND INVESTED CAPITAL

        Total debt, including capital lease obligations, divided by total debt plus minority interest liability and stockholders' equity.